Exhibit 99.1

Sundial Growers to Reschedule Fourth Quarter and Fiscal Full-Year 2019 Financial Results to March 27, 2020

CALGARY, March 12, 2020 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") announced today that it will reschedule the release of its fourth quarter and fiscal full-year 2019 financial results and investor conference call to allow additional time to finalize negotiation of a financing transaction. The rescheduled call and webcast will take place on March 27, 2020 at 10:30 a.m. EDT (8:30 a.m. MDT) and the Company will release earnings before market open on March 27, 2020.

CONFERENCE CALL ACCESS

Callers may access the conference call via the following phone numbers:

Canada/USA Toll Free: 1-800-319-4610

International Toll: +1-604-638-5340

UK Toll Free: 0808-101-2791

Callers should dial in 5-10 minutes prior to the scheduled start time.

WEBCAST

To access the live conference call webcast, please visit the following link:

http://services.choruscall.ca/links/sundialgrowers20200327.html

A replay will be available for three months following the conference call.

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Sundial is a licensed producer that proudly crafts the world's finest cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate high-quality, small-batch cannabis using an individualized "room" approach, with 470,000 square feet of total space. In the United Kingdom, we grow high-quality, traceable plants, including hemp, ornamental flowers and edible herbs with 1.75 million square feet of environmentally friendly facilities.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow top quality cannabis, but also create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2020/12/c2556.html

%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com; Investor Relations Contact: Jayson Moss, Investor Relations, Sundial Growers Inc., C: 1.604.375.3599, E: jmoss@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 18:03e 12-MAR-20